July 31, 2025

Suzanne Winter
President and Chief Executive Officer
Accuray Incorporated
1240 Deming Way
Madison, WI 53717

       Re: Accuray Incorporated
           Registration Statement on Form S-3
           Filed July 28, 2025
           File No. 333-288998
Dear Suzanne Winter:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Alan F. Denenberg, Esq.